File No. 70-7792

                    UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



Application of Northeast Utilities  )  CERTIFICATE PURSUANT TO RULE 24
on Form U-1                         )  UNDER THE PUBLIC UTILITY HOLDING
                                    )  COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU"), a registered holding company under the Act, certifies that the transactions as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-7792), and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-25297, dated April 12, 1990, have been carried out in accordance with the terms and conditions of and for the purposes stated in the Application/Declaration, and of the Commission's orders with respect thereto.

     Specifically, in 1998, NU superseded the Executive Incentive Plan which was the subject of this Application/Declaration with a new
Northeast Utilities Incentive Plan (see File 70-9185).

     Attached is the "past tense" opinion of counsel required by paragraph (2) of Instruction F As to Exhibits of Form U-1.

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ Randy A. Shoop
Randy A. Shoop
Assistant Treasurer - Finance
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270

Dated: October 6, 2004